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                                                              Exhibit 1.A.(3)(c)


RIDER FOR LEVEL TERM INSURANCE BENEFIT ON DEPENDENT CHILDREN

This benefit is a part of this contract only if it is listed on a contract data page.

Benefit
We will pay the amount of term insurance under this benefit if we receive due proof that a dependent child died while this contract was in force on a premium-paying basis and before the term insurance provided by the benefit on his or her life ends. But our payment is subject to all the provisions of this benefit and of the rest of this contract.

The phrase dependent child means the Insured's child, stepchild, or legally adopted child who: (1) has reached the 14th day after his or her date of birth;
(2) has not reached the first contract anniversary on or after his or her 25th birthday; and either (3) is named in the application for this contract and on the date of the application has not reached his or her 18th birthday; or (4) is acquired by the Insured after the date of the application but before the child's 18th birthday.

We show the amount of term insurance under this benefit on a contract data page. The insurance on each dependent child's life will end on the earliest of: (1) the end of the day before the first contract anniversary on or after the child's 25th birthday; (2) the end of the day before the first contract anniversary on or after the Insured's 75th birthday; and (3) the end of the last day before the contract date of any other contract to which the insurance on the dependent child is converted or changed.

Benefit Charges

The monthly charge for this benefit is deducted each month from the contract fund. The amount of that charge is shown under Adjustments to the Contract Fund. Monthly charges for this benefit stop on the earlier of the date of the Insured's death, and the first contract anniversary on or after the Insured's 75th birthday.

PAID-UP INSURANCE

Paid-up Insurance on a Dependent Child

If the Insured dies while this contract is in force and not in default past the last day of the grace period, any term insurance provided by this benefit on a dependent child's life will become paid-up term insurance. While this paid-up insurance is in effect, the contract will remain in force. The paid-up insurance will have cash values but no loan value.

If this benefit becomes paid-up, it may be surrendered for its net cash value. This will be the net value on the date of surrender of the paid-up insurance. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary. To compute this net cash value, we use the Commissioners 1980 Standard Ordinary Mortality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

We will usually pay any cash value promptly. But we have the right to postpone paying it for up to six months. If we do so for more than 30 days, we will pay interest at the rate of 3% a year.

CONVERSION OF INSURANCE ON A DEPENDENT CHILD

Right to Convert

The insurance on each dependent child may be converted under this rider to a new contract of life insurance. The insurance on each child's life may be converted only once and once converted, all coverage under this rider on such child will end. Except as we state in the next paragraph, a conversion may be made only on
(a) the day the insurance ends as described in the last paragraph under Benefit above, and (b) each contract anniversary on or immediately following his or her 18th, 22nd, and 25th birthdays provided that such anniversary occurs before the insurance ends. It will not be necessary to prove that the child is insurable.

Except for non-payment of premium or enough premium to provide the required charges, we will not contest the new contract after the date on which this contract and the new contract combined have been in force during the dependent child's lifetime for two years from the issue date of this contract.

Conditions

The right to convert to a new contract is subject to these conditions: (1) The insurance on the child must be converted while the contract is in force and not in default past the last day of the grace period. (2) The amount of the new contract must meet the minimum as we describe under Contract Specifications. (3) We must receive a written application for the new contract no later than the date the insurance may be converted.